Mail Stop 3561

February 6, 2008

Andrew Wong
President
Monza Ventures Inc.
738 Broughton Street, Suite 802
Vancouver, BC CANADA V6G 3A7

      RE: **Monza Ventures Inc.**
              Item 4.01 Form 8-K filed February 6, 2008
              File No. 0-51976

Dear Mr. Wong:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Your disclosure with respect to the former auditors' reports and with respect to disagreements and reportable events only covers the most recent fiscal year and subsequent interim period. The disclosure should cover the two most recent fiscal years and the subsequent interim period, even if you have not been a reporting company for the entire period. Please revise the second, third and fourth paragraphs accordingly. See Item 304(a)(1) of Regulation S-B.

2. Please revise Item 4.01(a) to include the disclosure with respect to approval by the Board of Directors. We note the disclosure in Item 4.01(b); however, since the dismissal and engagement of accountants are separate events, we believe this disclosure should be included in section 4.01(a).

3. We note the "date of report" on the cover of your document is February 5, 2008. This does not appear to be correct since the dismissal of your former accountant was January 23, 2008 which should be the date of the earliest event reported. Also, please note that your file number printed on the cover of the document is incorrect and a zip code was not provided. Please consider these matters in future filings.

4. The letter filed as Exhibit 16 only agrees to the disclosures in the first and second paragraphs; however, we would also expect the former accountant to address the disclosures in the third and fourth paragraphs. Please provide a copy of the revised disclosures to your former accountant and request them to provide a letter stating whether or not they agree with all the disclosure relating to them. The letter should be updated to clearly refer to the amended disclosures. Also, please provide the former accountants an accurate date of report if they choose to include that information in the letter they provide.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to these comments within five business days or tell us when you will provide us with a response. Please note that disclosures with respect to changes in accountants are due within four business days of the date of event. It does not appear your disclosures were made timely. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding this letter.

Sincerely,

Michael Moran
Branch Chief